Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statements (Form S-8 No. 333-30528) of our report dated June 24, 2009 relating to the statement of net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan.

St. Louis, Missouri

June 24, 2009